                EXHIBIT 12.3

PACCAR AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Three Months Ended
	March 31,
	2002	2001
	(Unaudited)

FIXED CHARGES
Interest expense -
PACCAR and subsidiaries (1)	$44.9	$60.2
Portion of rentals deemed interest	3.4	3.3

TOTAL FIXED CHARGES	$48.3	63.5

EARNINGS
Income before taxes -
PACCAR and subsidiaries	$69.4	$65.6
Fixed charges	48.3	63.5

EARNINGS AS DEFINED	$117.7	$129.1

RATIO OF EARNINGS TO FIXED CHARGES	2.44x	2.03x

(1)  Exclusive of interest, if any, paid to PACCAR.